CI Financial

Sheila A. Murray
Senior Vice-President and
General Counsel
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com
www.ci.com

09045673

March 2, 2009

SUPPL

SEC
Mail Processing
Section
MAR 16 2009
Washington, DC
122

United States Securities
and Exchange Commission
Washington, D.C. 20549

CI Fund Management

Dear Sirs:

Re: ~~CI Financial Corp~~. (the "Company"), as successor to CI Financial Inc. and CI Financial Income Fund
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary

SAM/ih
Encls.

dlw 3/26

j:\ci\cix\letters\sec-ltr-mar09.doc

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending February 28, 2009

Toronto, February 3, 2009 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending January 31, 2009 of $0.04167 per Priority Equity Share payable on February 27, 2009 to unitholders of record as at February 15, 2009.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Big Three STAR LP Announces Distribution for Month Ending February 28, 2009

Toronto, February 13, 2009 – Skylon Big Three STAR LP (the "Partnership") announced today a distribution for the month ending February 28, 2009 of $0.82014 per Unit payable on February 12, 2009 to unitholders of record as at February 11, 2009.

The Partnership's objective is to provide shareholders with the opportunity for attractive after-tax returns by virtue of the Partnership's investment during the Investment Period in the Selected Bank Stocks while limiting the impact of possible declines in the market prices of the Selected Bank Stocks.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2009\feb\rel-skylon_lp.doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending February 28, 2009

Toronto, February 17, 2009 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending February 28, 2009 payable on March 13, 2009 to unitholders of record as at February 27, 2009:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2009\feb\rel-aggregate.doc

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Indicative Distribution For Next Twelve Months

Toronto, February 27, 2009 – CI Investments Inc. as manager of Skylon Growth & Income Trust (the "Trust") announces an indicative distribution for the following twelve months of $0.70 per unit ($0.05833 per month). This is based upon the prevailing market conditions and the Manager's estimate of distributable cash flow for the year. This is subject to a special meeting of the Unitholders of the Trust which will be held on or about March 31, 2009 for approval by its Unitholders to extend the term of the Trust by ten years to June 30, 2019.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Trust's portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

UNITED FINANCIAL™

2 Queen Street East, Nineteenth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-348-9994 Toll Free: 1-888-348-9994
www.unitedfinancial.ca

News Release

FOR IMMEDIATE RELEASE

United Financial announces portfolio management changes

TORONTO (February 26, 2009) – United Financial Corporation today announced portfolio management changes to 13 investment mandates in its customized managed portfolio solutions.

"These appointments result from our ongoing review and monitoring of our programs and the portfolio managers and ensure that our investment mandates continue to offer top-quality, proven managers and a diverse mix of investment styles," said Joseph C. Canavan, Chairman and Chief Executive Officer, United Financial.

The manager changes, described below, are scheduled to take effect on March 1, 2009, in the case of AllianceBernstein L.P., and on April 1, 2009 for the other current managers.

Mandate	Current managers	New managers
US Equity Value Pool US Equity Value Corporate Class US Equity Value Currency Hedged Corporate Class	AllianceBernstein L.P.	Epoch Investment Partners, Inc.
International Equity Value Pool International Equity Value Corporate Class International Equity Value Currency Hedged Corporate Class	AllianceBernstein L.P. and AGF International Advisors Co. Limited	Altrinsic Global Advisors, LLC
International Equity Diversified Pool International Equity Diversified Corporate Class	AllianceBernstein L.P.	Altrinsic Global Advisors, LLC and Cambridge Advisors (CI Global Holdings Inc.)
Canadian Equity Growth Pool Canadian Equity Growth Corporate Class	Connor, Clark & Lunn Investment Management Ltd.	Cambridge Advisors (CI Global Holdings Inc.)
Canadian Equity Diversified Pool Canadian Equity Diversified Corporate Class	Connor, Clark & Lunn Investment Management Ltd. and Tetrem Capital Management Ltd.	Cambridge Advisors (CI Global Holdings Inc.) and Tetrem Capital Management Ltd.
Institutional Managed US Equity Pool	AllianceBernstein L.P.	Epoch Investment Partners, Inc.

Epoch Investment Partners, Inc. of New York manages about US$5 billion on behalf of pension and mutual funds, endowments and foundations, and corporate clients. The firm, led by Chief Investment Officer William Priest, a 40-year veteran of Wall Street, specializes in value investing. A fund managed by Epoch has won the U.S. Equity Pooled Fund category for four years in a row at the Canadian Investment Awards.

Altrinsic Global Advisors, based in Stamford, Connecticut, provides global investment management to institutions and mutual funds. The firm manages approximately C$7 billion and is led by Chief Investment

Officer John Hock, who has over 20 years of experience in international equity investing using a value approach.

CI Global Holdings Inc. carries on business as Cambridge Advisors of Boston and is a subsidiary of CI Investments Inc. Cambridge is led by Alan Radlo, Senior Vice-President, Portfolio Management, who has more than 25 years of experience in managing Canadian, U.S. and global large and small-cap equity portfolios.

About United Financial Corporation
United Financial Corporation is a Canadian investment management and wealth planning firm. It provides customized managed portfolio solutions for individuals, families and businesses through the Artisan Portfolios, Institutional Managed Portfolios, Evolution Private Managed Accounts, Optima Strategy, and Private Client Managed Portfolios programs distributed through advisors with Assante Wealth Management. United Financial is on the Web at www.unitedfinancial.ca.

United Financial is a subsidiary of CI Financial Corp. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $77.5 billion in fee-earning assets as of January 31, 2009. CI is on the Web at www.ci.com/cix.

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For further information:
Murray Oxby
Director, Communications
(416) 681-3254

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports sales and assets for January

TORONTO (February 2, 2009) – CI Financial Corp. ("CI") today reported gross sales of $638 million and net redemptions of $97 million in January. As of January 31, 2009, assets under management were $52.2 billion and total fee-earning assets were $77.5 billion.

Total sales by CI subsidiaries CI Investments Inc. and United Financial Corporation consisted of net sales of money market funds of $2 million and net redemptions of long-term funds of $99 million. Excluding one institutional account that had $219 million in redemptions, CI had net sales of $122 million.

"CI posted net sales of $1.8 billion in 2008 and the factors driving those sales remain in place," said Stephen A. MacPhail, CI President. "We continue to have strong sales from products such as the Sun*Wise* Elite Plus Segregated Funds, Harbour funds, Cambridge funds and Portfolio Series, as shown by January net sales of $122 million when the one institutional redemption is netted out."

Mr. MacPhail noted that the appeal of the Sun*Wise* Elite Plus funds in particular continues to grow because of their principal and income guarantees and other benefits, including a guaranteed income for life starting after age 65.

Total assets under management at January 31, 2009 consisted of investment funds at CI Investments and United Financial of $48.2 billion, institutional assets of $3.6 billion and structured product assets of $387 million. CI also reported assets under administration of $24.3 billion, which consisted of $18.2 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $6.1 billion in assets under administration at Blackmont Capital Inc. Other fee-earning assets totalled $1.0 billion.

CI expects to release its financial results for the fourth quarter and fiscal year 2008 on February 24, 2009.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

CI Financial **News Release**

CI FINANCIAL CORP. January 31, 2009 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$536	$635	-$99
Short-term funds	$96	$94	$2
Sales related to deposit notes	$6	$6	$0
TOTAL RETAIL FUNDS	$638	$735	-$97

FEE-EARNING ASSETS	December 31/08 (millions)	January 31/09 (millions)	% Change
Retail managed funds	$50,425	$48,236	-4.3%
Structured products	395	387	-2.0%
TOTAL retail assets under management	$50,820	$48,623	-4.3%
Institutional managed assets	3,765	3,576	-5.0%
TOTAL assets under management	$54,585	$52,199	-4.4%
Assante assets under administration*	18,449	18,191	-1.4%
Blackmont assets under administration	6,174	6,107	-1.1%
TOTAL assets under administration	$24,623	$24,298	-1.3%
CI other fee-earning assets	1,052	1,014	-3.6%
TOTAL FEE-EARNING ASSETS	$80,260	$77,511	-3.4%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	December 31/08 (millions)	January 31/09 (millions)	% Change
Monthly	$48,994	$49,934	1.9%
Quarter-to-date	$50,380	$49,934	-0.9%
Fiscal year-to-date	$60,208	$49,934	-17.1%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2008 (millions)	Fiscal 2009 (millions)	% Change
Fiscal year average retail assets	$60,208	$49,934	-17.1%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
Total outstanding shares	294,603,613	Bank debt	$956
QTD weighted avg. shares	293,235,945	Cash and marketable securities	(73)
Yield at $14.95	3.2%	Net debt outstanding	$883
In-the-money options	973,073	In-the-money option liability (net of tax)	$0
Percentage of all options	28%	Terminal redemption value of funds	$802
All options % of shares	1.2%	Quarter-to-date equity-based compensation**	$0

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($14.50) to January 31, 2009 ($14.95).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	45%	Asia	3%
United States	24%	Other	3%
Europe	9%	Cash	16%

CI Financial **News Release**

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial announces earnings conference call and webcast

TORONTO (February 17, 2009) – CI Financial Corp. ("CI") will release its financial results for the fourth quarter and the fiscal year ending December 31, 2008, on Tuesday, February 24, 2009. The results will be released on Canada Newswire and www.ci.com/cix.

Chief Executive Officer William T. Holland will host a conference call with analysts that day at 4:00 p.m. Eastern time. The call and a slide presentation will be accessible through a webcast at www.ci.com/q4. Alternatively, investors may listen to the discussion by dialling (416) 644-3424 or 1-800-591-7539.

The call will be available for playback later that day until March 10, 2009 at (416) 640-1917 or 1-877-289-8525 (passcode: 21297965, followed by the number sign). The webcast will be archived at www.ci.com/q4.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $77.5 billion in fee-earning assets at January 31, 2009. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information:
Investor Relations
CI Financial Corp.
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7 82-4994
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports financial results for 2008; posts sales of $11.6 billion

TORONTO (February 24, 2009) – CI Financial Corp. ("CI") today released audited financial results for the year ended December 31, 2008.

HIGHLIGHTS	Year ended December 31, 2008 (millions except per unit amounts)	Year ended December 31, 2007 (millions except per unit amounts)	% change
Average Retail Assets Under Management	$60,208	$64,958	-7
Gross Sales	$11,636	$11,444	2
Net Sales	$1,740	$1,898	-8
EBITDA[1]	$633.6	$737.9	-14
EBITDA Per Unit[1]	$2.27	$2.61	-13
Net Income	$445.4	$625.1	-29
Earnings Per Unit	$1.60	$2.21	-28
Earnings Before Income Taxes[1] Per Unit	$1.53	$1.99	-23

[1]EBITDA (earnings before interest, taxes, depreciation and amortization) and earnings before income taxes are not standardized earnings measures prescribed by GAAP; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results. CI's method of calculating these measures may not be comparable to similar measures presented by other companies. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

Fee-earning assets at December 31, 2008 were $80.3 billion, down 24% from $105.6 billion a year earlier. This decrease is mostly attributable to declining markets, partially offset by positive net sales of funds. Fee-earning assets were comprised of $50.4 billion in investment funds and pools at CI Investments Inc. and United Financial Corporation, $394 million in structured products, $3.8 billion in institutional managed assets at KBSH Capital Management Inc. and Altrinsic Global Advisors, LLC, $24.6 billion in dealer assets under administration (at Assante Wealth Management (Canada) Ltd. and Blackmont Capital Inc.), and $1.1 billion in other fee-earning assets.

Gross sales and net sales of funds for the year ended December 31, 2008 were $11.6 billion and $1.7 billion, respectively. These figures represent another strong year of sales for CI and ranks it as one of the top three independent mutual fund companies by net sales in 2008. It also marks the fifth consecutive year that CI has achieved annual net sales exceeding $1.6 billion – a level achieved by only one other fund complex in Canada.

For the year ended 2008, CI reported EBITDA per unit of $2.27, down 13% from $2.61 per unit in 2007. Included in CI's 2008 results are an $11.0 million restructuring charge and a $3.3 million amortization expense, which related to the acceleration of vesting of deferred equity units (DEUs). In addition, CI had an $11.0 million expense relating to adjustments to the value of marketable securities, the majority of which involved a strategic investment in a publically traded fund company.

Excluding the above charges, CI's EBITDA for 2008 was $658.9 million, or $2.36 per unit.

CI reported $0.27 in earnings per unit before tax, $0.19 in earnings per unit, and $0.46 in EBITDA per unit for the quarter. This compared with $0.48 in earnings per unit before tax, $0.66 in earnings per unit, and $0.65 in EBITDA per unit for the quarter ended December 31, 2007. The items affecting fourth quarter results include a $3.3 million accelerated amortization of DEUs, a $6.0 million adjustment to marketable securities, and a $2.4 million provision related to a legacy Assante claim. Adjusting for these items results in pretax income of $0.31 per unit, net income per unit of $0.22, and EBITDA of $0.50 per unit.

In addition to the above, net income for the quarter ended December 31, 2008 was affected by $21.7 million in income taxes. This compares to a $51.5 million income tax recovery realized in the comparable period of 2007. The income tax expense in the fourth quarter of 2008 reflects future income tax adjustments relating to CI's conversion back to a corporate structure and is a non-cash item. CI's future tax asset is anticipated to offset any cash taxes in 2009. Furthermore, for the quarter ended December 31, 2008, there was an increase of $5.6 million in amortization of deferred sales commission from the same period in 2007 resulting from CI's continued high level of fund sales.

CI's selling, general and administration (SG&A) charges for the fourth quarter, adjusted for the acceleration of DEU amortization and stock-based compensation, was $77.3 million compared to an adjusted SG&A of $87.9 million in the third quarter. This 12% reduction reflects CI's efforts to reduce costs in response to the decline in its assets under management. Following cost reductions in the third quarter, CI moved more aggressively to reduce expenses throughout the fourth quarter in all its business lines, achieving material savings in compensation and operational expenses. CI expects that the expense reductions initiated in the third and fourth quarters of 2008 will generate savings exceeding $40 million in 2009.

For detailed financial statements for the quarter and year ended December 31, 2008, including Management's Discussion and Analysis, please refer to CI's website at www.ci.com/cix under Reports, or contact investorrelations@ci.com.

In other matters, CI converted back to a corporation on January 1, 2009. A quarterly dividend of $0.12 per share plus an extra dividend of $0.04 per share, for a total of $0.16 per share was declared payable on April 15, 2009 with a record date of March 31, 2009. The regular quarterly dividend represents a yield of 4.2% on CI's closing share price of $11.30 on February 23, 2009.

As of January 31, 2009, there were 294,603,613 shares of CI outstanding.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

Analysts' Conference Call
Chief Executive Officer William T. Holland will host a conference call and webcast with analysts today at 4:00 p.m. Eastern time to discuss CI's fourth quarter results.

The webcast will include a slide presentation and be available at www.ci.com/q4. Alternatively, investors may listen to the discussion by dialing (416) 644-3424 or 1-800-591-7539.

The call will be available for playback until March 10, 2009 at (416) 640-1917 or 1-877-289-8525 (passcode: 21297965, followed by the number sign). The webcast will be archived at www.ci.com/q4.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
Stephen A. MacPhail
President
(416) 364-1145